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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933
For American Depositary Shares Evidenced by American Depositary Receipts

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of issuer of deposited securities as specified in its charter)

National Steel Company
(Translation of issuer's name into English)

Federative Republic of Brazil
(Jurisdiction of Incorporation or organization of Issuer)

JPMORGAN CHASE BANK
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, New York 10004
Tel. No.: (212) 623-0636
(Address, including zip code, and telephone number of depositary's principal offices)

Depositary Management Corporation
570 Lexington Avenue, 44th Floor
New York, New York 10022
(212) 319-4800
(Address, including zip code, and telephone number of agent for service)

Copies to:

Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP
570 Lexington Avenue, 44th Floor
New York, New York 10022

        It is proposed that this filing become effective under Rule 466

        ☒ immediately upon filing ☐ on [date] at [time]

        If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

American Depositary Shares evidenced by American Depositary Receipts representing share(s) of Companhia Siderúrgica Nacional	100,000,000	$0.05	$5,000,000	$633.50

(1)
Each unit represents one American Depositary Share.

(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such American Depositary Shares.

        Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Form F-6 Registration Statement Nos. 333-7818 and 333-88728.

        This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

        The Prospectus consists of the form of American Depositary Receipt ("ADR") is filed as Exhibit A to Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of ADR Filed Herewith as Prospectus
(1)	Name and address of Depositary		Introductory paragraph
(2)	Title of American Depositary Receipts and identity of deposited securities Terms of Deposit:		Face of ADR, top center
	(I)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of ADR, upper right corner
	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)
	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)
	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)
	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)
	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)
	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (3)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)
	(x)	Limitation upon the liability of the Depositary	Paragraph (14)
(3)	Fees and Charges		Paragraph (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption		Location in Form of ADR Filed Herewith as Prospectus
(b)	Statement that Companhia Siderurgica Nacional is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Securities and Exchange Commission	Paragraph (8)

I-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

        (a)(1) Form of Amended and Restated Deposit Agreement dated as of November 1, 1997 as amended and restated as of November 13, 1997 among Companhia Siderúrgica Nacional, Morgan Guaranty Trust Company of New York, as successor depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement"). Previously filed as Exhibit (a) to Registration Statement on Form F-6 (333-7818) filed with the Securities and Exchange Commission, which is incorporated herein by reference.

        (a)(2) Form of Amendment No. 1 to Deposit Agreement, including the form of ADR is filed herewith as Exhibit (a)(2).

        (b) Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby.—None.

        (c) Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years.—None.

        (d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered. Filed herewith.

        (e) Certification under Rule 466.—Filed herewith.

Item 4. UNDERTAKINGS

        (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

        (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURE

        Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 29, 2004.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares
By:	JPMORGAN CHASE BANK, in its capacity as Depositary
By	/s/ JOSEPH M. LEINHAUSER

Name: Joseph M. Leinhauser
Title: Vice President

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Companhia Siderúrgica Nacional certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized on April 29, 2004.

Companhia Siderúrgica Nacional
By:	/s/ BENJAMIN STEINBRUCH

Name:	Benjamin Steinbruch
Title:	Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Benjamin Steinbruch his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated as of April 29, 2004.

Name	Title:
/s/ BENJAMIN STEINBRUCH Benjamin Steinbruch	Chairman of the Board of Directors, Chief Executive Officer and Chief Financial Officer
/s/ JACKS RABINOVICH Jacks Rabinovich	Vice Chairman of the Board of Directors
/s/ LAURO REZENDE Lauro Rezende	Principal Accounting Officer
/s/ ANTONIO FRANCISCO DOS SANTOS Antonio Francisco dos Santos	Director
/s/ DIONISIO DIAS CARNEIRO Dionisio Dias Carneiro	Director
/s/ FERNANDO PERRONE Fernando Perrone	Director
/s/ EDMAR BACHA Edmar Bacha	Director
/s/ MAURO MOLCHANSKI Mauro Molchanski	Director
/s/ SCOTT A. ZIEGLER Scott A. Ziegler	Authorized Representative in the United States

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PART I INFORMATION REQUIRED IN PROSPECTUS CROSS REFERENCE SHEET
  Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED
  Item 2. AVAILABLE INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 3. EXHIBITS
  Item 4. UNDERTAKINGS
SIGNATURE
SIGNATURES
POWER OF ATTORNEY